FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34368

CHEMSPEC INTERNATIONAL LIMITED

No. 200, Wu Wei Road

Shanghai 200331

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Jianhua Yang
Name:	Jianhua Yang
Title:	Chief Executive Officer

Date: May 26, 2011

3

Exhibit 99.1

CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES FIRST QUARTER 2011

UNAUDITED FINANCIAL RESULTS

SHANGHAI, May 25, 2011 — Chemspec International Limited (NYSE: CPC; “Chemspec” or the “Company”), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced its unaudited financial results1 for the first quarter ended March 31, 2011.

First Quarter 2011 Financial Highlights

•	Total sales reached RMB209.0 million (US$31.9 million), representing a decrease of 5.1% from the first quarter of 2010 and a decrease of 22.7% from the fourth quarter of 2010.

•	Gross profit totaled RMB76.8 million (US$11.7 million), representing a decrease of 20.3% and 22.2% from the first quarter of 2010 and the fourth quarter of 2010, respectively.

•	Income from operations was RMB28.4 million (US$4.3 million), representing a decrease of 52.4% and 44.9% from the first quarter of 2010 and the fourth quarter of 2010, respectively.

•

Net income attributable to the Company’s shareholders was RMB22.6 million (US$3.5 million), representing a decrease of 56.8% and 50.1% from the first quarter of 2010 and the fourth quarter of 2010, respectively.

•

Basic and diluted earnings per ADS[2] were both RMB0.63 (US$0.10). Basic and diluted earnings per ADS were both RMB1.44 (US$0.21) in the first quarter of 2010. Basic and diluted earnings per ADS in the fourth quarter of 2010 were both RMB1.26 (US$0.19).

Dr. Jianhua Yang, Chairman and Chief Executive Officer of Chemspec, commented, “The total sales of the first quarter of 2011 was in line with the guidance we provided in April. Although the past quarter was not outstanding, especially compared with our relatively stronger performance in 2010, I want to emphasize two key factors that we value in our business. First, we have strong chemical process and development capabilities and are highly competitive compared to our global peers. Secondly, we have maintained a strong client relationship with our customers. Both factors will greatly help our business when the market demand grows.”

Mr. Zixin Wang, Vice President of Finance, commented, “As the inventory level has been a concern for the management, we have closely monitored the inventory level and implemented certain measures. For the first quarter of 2011, we were able to slightly lower the inventory level. Going forward, we will continue our efforts to bring down the inventory level gradually.”

First Quarter 2011 Financial Results

Total Sales

For the three months ended March 31, 2011, we generated total sales of RMB209.0 million (US$31.9 million), representing a decrease of 5.1% from the first quarter of 2010 and a decrease of 22.7% from the fourth quarter of 2010.

[1]

Certain Renminbi (RMB) amounts in this press release have been translated into U.S. dollar (USD) solely for the convenience of the reader. The conversion of RMB into USD in this release is based on the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2011, which was RMB 6.5483 to USD1.00. The percentages stated are calculated based on RMB.

[2]	1 ADS=60 ordinary shares

A strong recovery in the electronics end-market occurred in the first quarter of 2010 after the global financial crisis. However, our sales to the electronics end-market was relatively weaker in the first quarter of 2011, which caused the decline in the total sales compared with the first quarter of 2010. Compared with the fourth quarter of 2010, the decrease in our total sales was primarily attributable to seasonality, as the first quarter of each year usually has lower demand for chemicals used in the electronics end-market.

Gross Profit and Gross Margin

In the first quarter of 2011, we generated gross profit of RMB76.8 million (US$11.7 million), representing a decrease of 20.3% from the first quarter of 2010 and a decrease of 22.2% from the fourth quarter of 2010. We attribute the decreases in the gross profit primarily to the corresponding declines in the total sales in the corresponding quarters.

Our gross margin was 36.8% in the first quarter of 2011, as compared with 43.8% in the first quarter of 2010 and 36.5% in the fourth quarter of 2010. Compared with the first quarter of 2010, the gross margin decreased primarily due to a less favorable product mix in the first quarter of 2011. Compared with the fourth quarter of 2010, the gross margin slightly increased because minimal inventory was written down in the first quarter of 2011, but the effect was offset by the unfavorable product mix in the first quarter of 2011.

Operating Expenses

Selling expenses and general and administrative (SG&A) expenses were RMB36.5 million (US$5.6 million), representing an increase of 56.7% from RMB23.3 million in the first quarter of 2010 and an increase of 36.1% from RMB26.8 million in the fourth quarter of 2010. The increases were mainly attributed to the professional service fees involved in the proposed “going-private transaction”, for which a Schedule 13E-3 has been filed with United States Securities and Exchange Commission (“SEC”) on May 3, 2011. Going forward with the process, we expect to incur further professional service fees.

Research and development (R&D) expenses were RMB12.0 million (US$1.8 million), representing a decrease of 12.8% from RMB13.7 million in the first quarter of 2010 and a decrease of 46.0% from RMB22.1 million in the fourth quarter of 2010. The fluctuation in R&D expenses was mainly due to the change of material consumption expenses that were related to the number of active R&D projects during each period.

Income from Operations and Earnings Before Income Taxes

As a result of factors mentioned above, income from operations was RMB28.4 million (US$4.3 million) and earnings before income taxes was RMB28.2 million (US$4.3 million), respectively, in the first quarter of 2011, representing decreases of 52.4% and 53.1%, respectively, from the first quarter of 2010, and decreases of 44.9% and 45.3%, respectively, from the fourth quarter of 2010.

Net Income Attributable to Chemspec International Limited Shareholders

Net income attributable to Chemspec International Limited was RMB22.6 million (US$3.5 million), representing a decrease of 56.8% from the first quarter of 2010 and of 50.1% from the fourth quarter of 2010, respectively.

Basic and diluted earnings per ADS were RMB0.63 (US$0.10), as compared to RMB1.44 (US$0.21) in the first quarter of 2010 and RMB1.26 (US$0.19), in the fourth quarter of 2010.

Conference Call

The Company will not host a conference call for the first quarter of 2011 financial results.

Statement Regarding Unaudited Financial Information

The financial information set forth above is based on the Company’s unaudited interim consolidated financial statements and is subject to adjustments that may be identified by us and/or our auditors during the audit of our annual consolidated financial statements.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals, especially, the fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.

In Shanghai

Carol Fang

Manager, Investor Relations

Tel: +86-21-63638108

Email: ir@chemspec.com.cn

Chemspec International Limited

Unaudited Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2010	2011	2011
	RMB’000	RMB’000	USD’000
ASSETS
Current assets
Cash	98,719	74,385	11,359
Pledged bank deposits	56,746	44,303	6,766
Accounts receivable, net	137,873	95,664	14,609
Bills receivable	1,200	150	23
Inventories	470,432	464,991	71,010
Prepayment and other receivables	73,449	60,267	9,203
Income tax recoverable	—	1,454	222
Deferred income tax assets	6,369	8,305	1,268

Total current assets	844,788	749,519	114,460
Property, plant and equipment, net	871,398	869,612	132,800
Land use rights	59,201	58,864	8,989
Deposit for purchases of intangible assets	—	9,000	1,374
Deposit for purchases of other investment	—	5,000	764
Intangible assets	730	703	107
Goodwill	7,446	7,446	1,137
Investment in an affiliate	12,793	12,668	1,935
Cost-method investment	—	25,026	3,822

Total assets	1,796,356	1,737,838	265,388

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	25,000	25,000	3,818
Accounts payable	142,319	111,460	17,022
Bills payable	64,340	52,994	8,093
Accrued expenses and other payables	148,238	89,376	13,649
Amounts due to related parties	5,559	58	9
Deferred income	14,215	16,315	2,491
Income taxes payable	5,408	—	—

Total current liabilities	405,079	295,203	45,082
Bank borrowings	—	30,000	4,581
Deferred income tax liabilities	21,517	22,043	3,366
Deferred income	3,280	1,380	211

Total liabilities	429,876	348,626	53,240
Equity
Equity attributable to Chemspec International Limited
Ordinary shares: Par value: HK$ 0.01; Authorized: 20,000,000,000 shares as of December 31, 2010 and March 31, 2011; Issued and outstanding: 2,163,190,740 shares as of December 31, 2010 and March 31, 2011;	21,649	21,649	3,306
Additional paid-in capital	319,048	320,370	48,924
Statutory reserves	85,820	85,820	13,106
Accumulated other comprehensive income	5,197	5,037	769
Retained earnings	929,108	951,726	145,339

Equity attributable to Chemspec International Limited	1,360,822	1,384,602	211,444
Noncontrolling interests	5,658	4,610	704

Total equity	1,366,480	1,389,212	212,148

Total liabilities and equity	1,796,356	1,737,838	265,388

Chemspec International Limited

Unaudited Quarterly Consolidated Statements of Income

	Three-month periods ended
	March 31,	December 31,	Mar 31,	Mar 31,
	2010	2010	2011	2011
	RMB’000	RMB’000	RMB’000	USD’000
Sales	220,151	270,357	208,967	31,912
Cost of sales	(123,813)	(171,629)	(132,139)	(20,179)

Gross profit	96,338	98,728	76,828	11,733
Selling expenses	(2,503)	(3,083)	(4,295)	(656)
General and administrative expenses	(20,761)	(23,719)	(32,170)	(4,914)
Research and development expenses	(13,705)	(22,129)	(11,952)	(1,825)
Other operating expenses	(551)	(1,205)	(204)	(31)
Other operating income	509	351	242	37
Government grants	450	2,684	—	—

Income from operations	59,777	51,627	28,449	4,344
Other income (expenses):
Interest income	558	525	471	72
Interest expense	(80)	—	(295)	(45)
Foreign currency exchange loss, net	(47)	(583)	(388)	(59)
Equity in loss of an affiliate	(98)	(150)	(125)	(19)
Other income	48	142	73	11

Earnings before income taxes	60,158	51,561	28,185	4,304

Income tax expense	(7,718)	(6,408)	(5,815)	(888)

Net income	52,440	45,153	22,370	3,416
Net (income) loss attributable to noncontrolling interests	(127)	141	248	38

Net income attributable to Chemspec International Limited shareholders	52,313	45,294	22,618	3,454

Basic earnings per share	RMB 0.02	RMB 0.02	RMB 0.01	USD 0.00

Diluted earnings per share	RMB 0.02	RMB 0.02	RMB 0.01	USD 0.00

Basic earnings per ADS	RMB 1.44	RMB 1.26	RMB 0.63	USD 0.10

Diluted earnings per ADS	RMB 1.44	RMB 1.26	RMB 0.63	USD 0.10

Chemspec International Limited

Unaudited Consolidated Statements of Cash Flows

	March 31,	March 31,	March 31,
	2010	2011	2011
	RMB’000	RMB’000	USD ‘000
Cash flows from operating activities
Net income	52,440	22,370	3,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	17,358	21,771	3,325
Land use rights expenses	315	337	51
Loss on disposal of property, plant and equipment	188	162	25
Amortization of intangible assets	28	27	4
Equity in loss of an affiliate	98	125	19
Unrealized foreign exchange loss, net	32	248	38
Share-based compensation	1,872	1,322	202
Deferred income tax benefit	(1,651)	(1,410)	(215)
Changes in operating assets and liabilities, net of effect of an acquisition
Pledged bank deposits related to purchase of inventories	(26,164)	14,189	2,167
Inventories	(54,285)	5,441	831
Accounts receivable	(19,992)	41,958	6,407
Bills receivable	1,279	1,050	160
Prepayment and other receivables	(8,172)	4,182	639
Accounts payable	22,072	(30,859)	(4,713)
Bills payable related to purchase of inventories	17,904	(12,850)	(1,962)
Accrued expenses and other payables	(4,371)	6,416	980
Deferred income	1,001	200	31
Income taxes payable	298	(6,862)	(1,048)

Net cash provided by operating activities	250	67,817	10,357

Cash flows from investing activities
Capital expenditures, including interest capitalized	(76,552)	(83,921)	(12,815)
Pledged bank deposits related to purchase of property, plant and equipment	(1,542)	(1,746)	(267)
Payments for land use rights	(400)	—	—
Deposit for purchase of other investment	—	(5,000)	(764)
Purchase of investment	—	(25,026)	(3,822)

Net cash used in investing activities	(78,494)	(115,693)	(17,668)

Cash flows from financing activities
Dividend by a subsidiary to noncontrolling shareholders	—	(800)	(122)
Acquisition of additional equity interest in subsidiaries from noncontrolling interests	(26,300)	—	—
Proceeds from long-term bank borrowings	—	30,000	4,581
Repayments of long-term bank borrowings	(5,000)	—	—
Repayments of non-interest bearing borrowings from related parties	(1,000)	(5,500)	(840)

Net cash (used in) provided by financing activities	(32,300)	23,700	3,619

Effect of foreign currency exchange rate changes on cash	(19)	(158)	(24)

Net decrease in cash	(110,563)	(24,334)	(3,716)
Cash at beginning of year	351,097	98,719	15,075

Cash at end of year	240,534	74,385	11,359

Supplemental disclosures of cash flow information:

Income taxes paid	9,071	14,087	2,151
Interest paid, net of amounts capitalized	80	295	45

Noncash investing and financing activities:

Payable for purchase of property, plant and equipment	86,848	64,045	9,780
Payable for acquisition of Kangpeng Nong Hua	25,000	—	—
Bills payable for purchase of property, plant and equipment	20,751	21,401	3,268